

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 13, 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
450 Fifth Street
WASHINGTON DC 20549
USA





06014502

RECEIVED
2006 JUN 19 P 4: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
13 May 2006 (ASX – Announcement and Media Release, Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

13 June 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5%)
Production Testing of Oil Discovery

KEY POINTS

- **Production testing of each of three separate hydrocarbon columns encountered by the Wei-6-12S-1 oil discovery offshore China, has resulted in oil flows from all test zones and a total collective stabilised rate of up to 5,750 barrels of oil per day ("BOPD").**
- **The next step in appraising the commercial potential of the field will be drilling the first side-track well, Wei 6-12S-1Sa,w hich is designed to locate and core the relevant reservoir intervals. This will commence later this week.**

1. OPERATIONS

Since the last Stock Exchange Release on 24 May 2006 regarding the Wei-6-12S-1 exploration well in Block 22/12, Beibu Gulf, offshore China, three separate production tests have been conducted successfully. As at 0600 hours (local time) 13 June 2006, the current operation was preparing to drill a sidetrack hole, primarily to obtain core data from the oil reservoirs.



2. PRODUCTION TEST RESULTS

As stated in previous Stock Exchange Releases, the Wei-6-12S-1 production testing programme was designed to provide the Joint Venture with the maximum amount of technical data for possible field development rather than maximum flow rates.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

2.1 Lower Sand Package

The first test had three main aims: to confirm the hydrocarbon type in the 111 metres gross column (35 metres net pay); to determine if a hydrocarbon-water contact is present; and to provide productivity data.

The test perforated 12 metres between 2,435.5 metres below rotary table ("mBRT") and 2,447.7 mBRT and flowed 35° API oil through various choke sizes, up to a 32/64 inch choke, at stabilised rates up to 1,725 BOPD.

The test conclusively proved that the hydrocarbon type present is oil. The test did not produce any water, despite being located near the possible oil-water contact, which strongly indicates that oil-water contact is not present in the well. Preliminary pressure analysis confirms this and suggests that the oil-water contact may be more than 20 metres down dip from the base of the oil column seen in the well.

2.2 Middle Sand Package

The purpose of the second test was to obtain productivity data from the 65 metres gross oil column (31 metres net pay) encountered.

Specifically the test perforated a total of 28 metres over two zones, 2,228.5 mBRT to 2,241.5 mBRT and 2,201.0 mBRT to 2,216.0 mBRT. The test flowed 39 API oil, through various choke sizes up to 48/64 inch, at stabilised rates up to 2,575 BOPD with no associated water production. The test results indicate that the reservoir has good natural productivity.

2.3 Upper Sand Package

The third test aimed to provide productivity data from the 71 metres gross oil column (14.5 metres net pay) in the upper sand package and to obtain further insight as to how far down dip the oil bearing reservoir may extend.

This test perforated 16 metres between 2,054 mBRT and 2,070 mBRT and flowed 38 API oil, through various choke sizes up to 44/64 inch, at stabilised rates up to 1,450 BOPD.

The test results indicate a reasonably productive reservoir. Pressure gradient information suggests that the oil column extends down structure from the discovery well.

3. NEXT PHASE OF APPRAISAL PROGRAMME

The next phase of appraisal will be the drilling of a sidetrack hole close to the original discovery well in an attempt to further delineate and core the relevant reservoirs. The Wei 6-12S-1Sa sidetrack is expected to commence drilling later this week. Due to the proximity of the sidetrack to the discovery well, the Joint Venture does not expect to make any further Stock Exchange announcements about the progress of drilling until this first sidetrack is completed in late June.

It is anticipated that a second sidetrack well will be drilled after the first sidetrack is completed. This second sidetrack will be designed to intersect the various reservoir sands in a down dip position relative to the discovery well, including the possible downdip development of a small sand section intersected in the lower part of the upper sand package in the discovery well. This sand section was not production tested in the discovery well but oil was recovered during wireline sampling.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Another important phase of appraising the Wei South discovery is the integration of well and seismic data to determine whether or not the various hydrocarbon sands have recognisable seismic signatures. Initial results of this work are encouraging.

CEO COMMENT

Commenting on the production test results of the well, ROC's Chief Executive Officer, Dr John Doran stated that:

"The Joint Venture is maintaining its methodical approach to appraising the commercial potential of the Wei South discovery and on the basis of the recent production test results it would seem to be a case of - so far so good."

The Block 22/12 Joint Venture comprises*:

Roc Oil (China) Company	40% and Operator
Horizon Oil Limited	30%
Petsec Energy Ltd	25%
Oil Australia Pty Ltd**	5%

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

*** A subsidiary of First Australian Resources*

ONSHORE CANADA

Kakwa Project (FAR 15%)
Testing of Wabamun reservoir in progress

KEY POINT

- A production testing programme is in progress at the Kakwa exploration well, onshore Alberta, Canada. Results are anticipated late June 2006.



The Kakwa well has been drilled to a total depth of 4,080 metres and has been logged. Preliminary observations suggest a well developed fracture system within the primary Wabamun objective that is significantly thicker than the offset key well location. Good gas shows have also been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate of the well.

The well is located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

UNITED STATES OF AMERICA

Eagle Project, Kings County, California (FAR 15%)
Sourcing Equipment for Production testing

KEY POINT

- Equipment is being sourced for production testing of the Eagle North-1 well. The following release has been made by VPE concerning the Eagle North-1 well:

"Victoria Petroleum NL as operator for the Eagle North-1 horizontal well in the Eagle Oil Pool Development Project in the San Joaquin Basin advises that the securing of all necessary equipment for production testing operations at the Eagle North-1 horizontal well is continuing.

In order to carry out the production testing operations in a cost effective and technically efficient manner, a completion rig and coiled tubing unit are required to work together at the site. A further update will be provided upon the securing of the equipment.

The time while awaiting the availability of the coiled tubing unit and completion rig is being utilised to ensure optimum planning of the engineering program to carry out the forward production testing operations.

The heavy demand for equipment and personnel in the Bakersfield production area has resulted in the delay experienced to date.

Following the securing of the completion rig and the coiled tubing unit, this equipment will be moved onto the Eagle North-1 location and production testing operations will resume.

The production test is being carried out over 177 metres (580 feet) of the lower Mary Bellocchi Gatchell oil sand in the horizontal well bore over the interval from 4,209 – 4,386 metres (13,810 - 14,390 feet).

The interval being tested consist of the 72 metres (235 feet) of lower Mary Bellocchi Gatchell oil sand cased behind the 4 1/2 inch liner from 4,209 – 4,281 metres (13,810 - 14,045 feet) and the 105 metres (345 feet) of open hole lower Mary Bellochi oil sand from 4,281 – 4,386 metres (14,046 -14,390 feet) which is being tested as a barefoot completion out of the base of the 4 ½ inch liner at 4,386 metres (14,045 feet).

An ASX release on the results of the production testing will be made at the completion of the operation."

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Onshore Gulf Coast Texas 3D Seismic Project

KEY POINT

- Good Progress has been made in the lease acquisition program. At the date of this report the Operator has signed up 9,433 gross (6,867 net) acres on favourable terms.

FAR is pleased to report that good progress has been made in the lease acquisition program in which it has a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity.

The Operator reports that 9,433 gross and 6,867 net acres have been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program.

FAR together with an established Houston based operator ("Operator") plans a 50 square mile 3D seismic survey later in 2006 covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly FAR's early entry to the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Lake Long Project, Lafourche Parish, South Louisiana

KEY POINT

- Significant activity is planned for Lake Long where the SL328#8 well is now in production. Planned activity includes a workover of the SL328#2ST well; a re-completion in the SL328#28 well; the drilling of the SL328#9 Hollywood test well and a proposed farm out of a Krumbhaar test well in the southwest corner of the lease.

The SL328 #8 well (FAR 1.375% working interest) drilled during the March quarter was turned to sales on 28 May 2006 and is currently producing 1.08 million cubic feet of gas and 151 barrels of oil per day from the H Sand. Oil and gas pay zones have been confirmed in the D, E, F-1, F-2, G and H sand zones between 9,900 and 10,900 feet. Logs confirm 27.4 feet of net pay in 3 zones with further possible pay of up to 17.3 feet in other zones within the wellbore.

The partners in a proposed 13,255 foot Hollywood well, the SL 328 #2, have agreed on pricing for a turnkey contract that clears the path for drilling later in 2006. The proposed #2 well is supported by 3D data. BP has indicated it will provide a lease to enable the well to progress. FAR (4.09%WI) hopes to replicate the success achieved in the initial Hollywood test drilled in 2004.

A workover is proposed on the SL 328#2ST (FAR 12.625% WI) to provide for additional gas lift. This well recently loaded up and died and requires gas lift. The well had been producing 40 barrels of oil and 150 thousand cubic feet of gas per day. A re-completion is also planned in the 6920 Sand in the SL 328#28 well. (FAR 1.375%WI) following the depletion of the Lower C Sand. Workover activity on these two wells is expected to commence very soon.

FAR has also agreed in principle to participate in a farm out of a proposed Krumbhaar formation test well in the south east corner of SL328 to an industry participant (FAR 1.375% WI pre-farm out).

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include Kriti Exploration Inc based in North America.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au